[letterhead of Kirkpatrick & Lockhart Preston Gates Ellis LLP]

February 13, 2008

VIA EDGAR
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U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Causeway Capital Management Trust -- Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File Nos. 333-67552 and 811-10467)
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Ladies and Gentlemen:

Please find enclosed for filing on behalf of Causeway Capital Management Trust (the "Trust"), pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, Post-Effective Amendment No. 10 (the "Post-Effective Amendment") to the Trust's Registration Statement on Form N-1A. This transmission contains a conformed signature page. The manually signed original of this document is maintained at the offices of the Trust.

The Trust is filing the Post-Effective Amendment to add one new series: Causeway Global Value Fund (the "Fund"). The Fund currently intends to offer one class of shares: the Institutional Class. Information about the Fund and its investment program is contained in the Post-Effective Amendment.

The Trust expects to file an amendment pursuant to Rule 485(b) prior to the effective date of this filing to add certain exhibits and make other nonmaterial changes as necessary. Pursuant to Rule 485(a)(2) under the 1933 Act, the Trust elects to have this Post-Effective Amendment become effective on April 29, 2008, which is more than 75 days, but less than 95 days, after the filing thereof.

If you have any questions or comments  concerning the  foregoing,  please do not
hesitate  to  contact  me  at   415.249.1070  or  my  colleague  Kurt  Decko  at
415.249.1053.

Sincerely,

/s/  Mark D. Perlow

Mark D. Perlow

Enclosure